

Mail Stop 3561

August 27, 2015

Robert G. Phillips
Chief Executive Officer
Crestwood Equity Partners LP
700 Louisiana Street, Suite 2550
Houston, Texas 77002

      Re: Crestwood Equity Partners LP
              Form 10-K for the Fiscal Year Ended December 31, 2014
              Filed March 2, 2015
              File No. 001-34664
              Crestwood Midstream Partners LP
              Form 10-K for the Fiscal Year Ended December 31, 2014
              Filed March 2, 2015
              File No. 001-35377

Dear Mr. Phillips:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Jennifer Thompson

                            Jennifer Thompson
                            Accounting Branch Chief
                            Office of Consumer Products